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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 1)



                                Anacomp, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  032371106
                   ----------------------------------------
                                (CUSIP Number)

                                July 27, 2000(1)
                   ----------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------

     (1) Effective July 27, 2000 the reporting person has ceased to be a member of the issuer's board of directors, and this report is being filed pursuant to Rule 13d-1(h).


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--------------------                                           ----------------
CUSIP NO.  032371106                  13G                      PAGE 2 OF 4 PAGE
--------------------                                           ----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lloyd I. Miller, III            ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)   |_|
                                                              (B)   |_|

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                         5.    SOLE VOTING POWER
       NUMBER OF
        SHARES                 479,925***
     BENEFICIALLY
       OWNED BY          -------------------------------------------------------
         EACH            6. SHARED VOTING POWER
      REPORTING
        PERSON              401,942
         WITH            -------------------------------------------------------
                         7. SOLE DISPOSITIVE POWER

                            479,925***
                         -------------------------------------------------------
                         8. SHARED DISPOSITIVE POWER

                            401,942
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     881,867***
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  ERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%
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12.  TYPE OF REPORTING PERSON*

     IN-00**
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  **See Item 4.

***This amount includes 17,541 shares which were inadvertently omitted from the reporting person's Schedule 13D filed on July 18, 2000.


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                                                                    Page 3 of 4


Item 1(a).    Name of Issuer:   Anacomp, Inc.

Item 1(b).    Address of Issuers's Principal Executive Offices:
              12365 Crosthwaite Circle
              Poway, California 92064

Item 2(a).    Name of Person Filing:            Lloyd I. Miller, III

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              4550 Gordon Drive
              Naples, Florida 34102

Item 2(c).    Citizenship:                      U.S.A.

Item 2(d).    Title of Class of Securities:     Common Stock


Item 2(e).    CUSIP Number:                     032371106

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: Miller shares dispositive and voting power on 401,942 shares of the reported securities as an advisor to the trustee of certain family trusts. Miller has sole dispositive and voting power on 479,925 of the reported securities (i) as the manager of a limited liability company that is the general partner of certain limited partnerships, (ii) as the custodian to accounts set up under the Florida Uniform Gift to Minors Act (iii) as trustee for certain trusts, (iv) as to shares owned by Miller as an individual and (v) as investment advisor to the trustee of certain trusts.

              (a)   881,867***

              (b)   6.0%

              (c)   (i) sole voting power:                     479,925***

                    (ii) shared voting power:                  401,942

                    (iii) sole dispositive power:              479,925***

                    (iv) shared dispositive power:             401,942



***This amount includes 17,541 shares which were inadvertently omitted from the reporting person's Schedule 13D filed on July 18, 2000.


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                                                                    Page 4 of 4


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:   Not Applicable

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP:
          Not Applicable

Item 10.  CERTIFICATION:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 1, 2000

                                        By:  /s/ Lloyd Miller
                                             -------------------------
                                                 Lloyd I. Miller, III